SECUR 09055418 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-84024~~ 8-04024

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shufro, Rose & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Olga Brittner — (212) 754-5100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 20 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Steven J. Glass & John Contant, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Shufro, Rose & Co., LLC, as of December 31, 2008, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Signature

Managing Member

Title

YOOLIM KAMINSKY
Notary Public, State of New York
No. 01KA6153756
Qualified in New York City
Commission Expires October 16, 2010

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SHUFRO, ROSE & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Shufro, Rose & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Shufro, Rose & Co., LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shufro, Rose & Co., LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 12, 2009

SHUFRO, ROSE & CO., LLC

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	**$ 75,300**
Restricted cash	**583,704**
Money market mutual funds	**466,031**
Advisory fees receivable	**2,295,961**
Commissions receivable	**30,304**
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $3,153,736	**288,197**
Other assets	**4,252**
	$ 3,743,749
LIABILITIES	
Compensation payable to members	**$ 2,341,281**
Accrued expenses and other payables	**102,468**
	2,443,749
Commitments	
MEMBERS' CAPITAL	**1,300,000**
	$ 3,743,749

See notes to financial statements

SHUFRO, ROSE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2008

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Shufro, Rose & Co., LLC (the "Company"), a New York limited liability company, is a registered broker/dealer and investment advisor, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

[2] Revenue recognition:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Advisory fees are recorded as earned based on contractual arrangements.

[3] Equipment and improvements:

Depreciation of furniture and equipment is computed using the double-declining-balance method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the life of the applicable lease or the life of the improvement, if shorter.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Members develop based on available information about what market participants would use in valuing the asset or liability.

NOTE B - VALUATION OF MONEY MARKET MUTUAL FUNDS (CONTINUED)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Money market mutual funds totaling $466,031 are classified within Level 1 of the fair value hierarchy.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $357,610, which was $107,610 in excess of its required net capital. The Company's net capital ratio was 0.29 to 1.

NOTE D - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to the New York City unincorporated business tax.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Members to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' capital as of the beginning of the year of adoption.

The Members do not expect that adoption of FIN 48 will result in a material impact on the Company's financial statements. However the Members' conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is the investment manager of an investment limited partnership (the "Partnership"). Some members and an employee of the Company are members of the general partner of the Partnership. The Company does not have an equity investment in the Partnership and does not share in Partnership income or losses; however, the Company bears all operating and administrative expenses of the Partnership other than brokerage commissions and transaction costs. At December 31, 2008, accrued expenses included approximately $64,500 of expenses incurred on behalf of this Partnership. The Company receives a quarterly management fee from the Partnership equal to one quarter of one percent (0.25%) of the Partnership's net asset value at the end of each calendar quarter. At December 31, 2008, advisory fees receivable include approximately $63,000 due from the Partnership.

NOTE F - LEASE COMMITMENTS

Effective March 1, 2008, the Company's current lease agreement for office facilities was amended revising the rent rates and extending the lease term until February 28, 2013. The terms of the lease include escalation clauses for increases in real estate taxes and certain operating expenses.

Future minimum annual rental commitments under the office and equipment leases are as follows:

Year Ending December 31,	Office	Equipment
2009	$ 1,144,000	$ 7,000
2010	1,154,000	4,000
2011	1,164,000	
2012	1,175,000	
2013	196,000	
	$ 4,833,000	$ 11,000

In connection with its office lease security deposit requirements, the Company obtained a letter of credit in favor of the landlord which is collateralized by a bank certificate of deposit of $583,704. This amount is shown as restricted cash on the statement of financial condition.

NOTE G - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is a member of major securities exchanges.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in a money market mutual fund which is not covered by FDIC insurance.